UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAS MEDICAL SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.004 PER SHARE
(Title of Class of Securities)

124769 20 9
(CUSIP Number)

Thomas M. Patton
c/o CAS Medical Systems, Inc.
44 East Industrial Road
Branford, Connecticut 06405
(203) 488-6056
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Page 1 of  7 Pages)

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Thomas M. Patton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [__] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 663,962
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 663,962
	10.	SHARED DISPOSITIVE POWER 32,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,462
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.   Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.004 per share (the “Common Stock”) of CAS Medical Systems, Inc., a Delaware corporation (“CASMED” or the “Company”). The principal executive offices of the Company are located at 44 East Industrial Road, Branford, Connecticut 06405.

Item 2.   Identity and Background.

(a)           This Schedule 13D is filed by Thomas M. Patton (“Mr. Patton” or the “Reporting Person”).

(b)           Mr. Patton’s business address is c/o CAS Medical Systems, Inc., 44 East Industrial Road, Branford, Connecticut 06405.

(c)           The principal occupation of Mr. Patton is President and Chief Executive Officer of CASMED, 44 East Industrial Road, Branford, Connecticut 06405.

(d)           During the last five years, Mr. Patton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, Mr. Patton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Patton is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Compensatory Grants

The following compensatory issuances were part of the compensation paid to the Reporting Person for his employment as President and Chief Executive Officer of the Company, and no cash consideration was paid to the Company by the Reporting Person in connection with the issuance of the stock options or restricted stock:

•
on August 27, 2010, the Reporting Person was granted 250,000 shares of restricted common stock of CASMED; such restricted shares vest over a period of four (4) years from date of grant in the following manner – 20,833 shares vested as of December 30, 2010 and the remaining shares vest on the first day following the end of each calendar quarter beginning with April 1, 2011 and continuing each July 1st, October 1st, January 1st, and April 1st thereafter until October 1, 2014. At each quarterly vesting date, 15,625 shares will vest except for October 1, 2014 at which time 10,417 shares will vest provided that Mr. Patton is still employed with the Company.

•
on August 27, 2010, the Reporting Person was also granted 150,000 shares of restricted common stock the vesting of which will occur on the earlier of the following – (i) upon the Company’s stock price meeting or exceeding an average of $4.15 per share for sixty consecutive trading days based upon the daily closing price of the primary market in which the common stock is traded, or (ii) a change in control subject to certain conditions.

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 4 of 7 Pages

•
on August 27, 2010, the Reporting Person was issued options to purchase 350,000 shares of the Common Stock of the Company, pursuant to a Stock Option Agreement with the Company, at an exercise price of $2.10 per share, the closing price of the common stock on the Nasdaq Stock Market upon the effective date of the agreement. Such stock options vest in equal monthly installments over a period of four years from date of grant.

•
on December 8, 2011, the Reporting Person was issued options to purchase 100,000 shares of the Common Stock of the Company, pursuant to a Stock Option Agreement with the Company, at an exercise price of $1.69 per share, the closing price of the common stock on the Nasdaq Stock Market upon the effective date of the agreement. Such stock options vest in four equal annual installments from the date of grant.

Market and Other Transactions

The Reporting Person also acquired Company common stock pursuant to the following transactions:

•
on November 19, 2010, the Reporting Person made an open market purchase of 20,000 shares of the Common Stock of the Company at a price of $2.80 per share for aggregate consideration paid in cash by the Reporting Person of $56,000;

•
on November 19, 2010, the Reporting Person made an open market purchase of 2,900 shares of the Common Stock of the Company at a price of $2.95 per share for aggregate consideration paid in cash by the Reporting Person of $8,555;

•
on November 22, 2010, the Reporting Person made an open market purchase of 5,400 shares of the Common Stock of the Company at a price of $2.85 per share for aggregate consideration paid in cash by the Reporting Person of $15,390;

•
on December 2, 2010, the Reporting Person purchased, in a private transaction with an individual shareholder of the Company, 30,000 shares of the Common Stock of the Company at a price of $2.90 per share for aggregate consideration paid in cash by the Reporting Person of $87,000;

•
on December 7, 2010, the Reporting Person purchased, in a private transaction with an individual shareholder of the Company, 20,000 shares of the Common Stock of the Company, which shares the Reporting Person has shared dispositive power over and are held in a relative’s Individual Retirement Account, at a price of $2.90 per share for aggregate consideration paid in cash by the Reporting Person of $58,000;

•
on August 16, 2011, the Reporting Person made an open market purchase of 5,000 shares of the Common Stock of the Company at a price of $2.9464 per share for aggregate consideration paid in cash by the Reporting Person of $14,732;

•
on August 24, 2011, the Reporting Person made an open market purchase of 2,400 shares of the Common Stock of the Company at a price of $2.615 per share for aggregate consideration paid in cash by the Reporting Person of $6,276;

•
on August 25, 2011, the Reporting Person made an open market purchase of 3,419 shares of the Common Stock of the Company at a price of $2.656 per share for aggregate consideration paid in cash by the Reporting Person of $9,080.86;

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 5 of 7 Pages

•
on September 1, 2011, the Reporting Person made an open market purchase of 5,000 shares of the Common Stock of the Company at a price of $2.80 per share for aggregate consideration paid in cash by the Reporting Person of $14,000;

•
on November 18, 2011, the Reporting Person made an open market purchase of 18,900 shares of the Common Stock of the Company in multiple transactions at a weighted average price of $1.796 per share for aggregate consideration paid in cash by the Reporting Person of approximately $33,944.40;

•
on November 21, 2011, the Reporting Person made an open market purchase of 10,526 shares of the Common Stock of the Company in multiple transactions at a weighted average price of $1.749 per share for aggregate consideration paid in cash by the Reporting Person of approximately $18,409.97;

•
on November 21, 2011, the Reporting Person made an open market purchase of 12,500 shares of the Common Stock of the Company, which shares the Reporting Person has shared dispositive power over and are held in a relative’s Individual Retirement Account, in multiple transactions at a weighted average price of $1.7488 per share for aggregate consideration paid in cash by the Reporting Person of approximately $21,860.

The source of funds for all purchases described in this paragraph was the Reporting Person’s personal funds, or in the case of purchases in a relative’s IRA account, from funds held in such account..

Item 4.   Purpose of Transaction.

The Reporting Person purchased or otherwise acquired his CASMED securities for investment purposes. The Reporting Person may acquire additional shares of CASMED Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of CAS Common Stock from time to time.

The Reporting Person does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of this Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above; provided, that the Reporting Person is currently a director and executive officer of CASMED, and in the ordinary course of performing such activities, may be involved, in such capacity, in one or more of the activities listed above.

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.   Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Person beneficially owns 696,462 shares of the Company’s Common Stock, which includes: (i) 32,500 shares held in a relative’s IRA account over which the Reporting Person has shared dispositive power and no voting power and (ii) options to purchase 160,417 shares which are exercisable within 60 days of April 23, 2012.  This represents beneficial ownership of approximately 5.1% of the outstanding shares of the Company’s Common Stock as of April 23, 2012.  Such beneficial ownership amount is subject to increase based on the ongoing vesting of outstanding stock options referenced herein.

(b)          The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person, with the exception of 32,500 shares held in a relative’s IRA over which Mr. Patton has shared dispositive power and no voting power.

(c)          The Reporting Person has not engaged in any transactions in shares of the Company’s Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Reporting Person’s responses to Items 3 and 4.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 124769 20 9	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2012	/s/ Thomas M. Patton
Thomas M. Patton